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As filed with the U.S. Securities and Exchange Commission on March 18, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

SIEMENS AKTIENGESELLSCHAFT
(Exact name of issuer of deposited securities as specified in its charter)
 n/a
(Translation of issuer's name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Siemens Corporation
153 East 53rd Street
New York, New York 10022-4611
Tel.: (212) 258-4488
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 United States of America Tel.:(212) 319-7600	General Counsel Siemens Aktiengesellschaft Wittelsbacherplatz 2 D-80333 Munich Federal Republic of Germany Tel.: (49) 89 63633370

It is proposed that this filing become effective under Rule 466

                    ☒    immediately upon filing
                    ☐    on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.      ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Siemens AG	125,000,000	$0.05	$6,250,000	$735.63

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.
2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph
Terms of Deposit
	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph
	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (13)
	(iii)	The collection and distribution of dividends	Face, paragraphs (4), (7) and (9); Reverse, paragraph (11)
	(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraphs (4) and (9) Reverse, paragraph (13)
	(v)	The sale or exercise of rights	Face, paragraphs (4) and (9); Reverse, paragraph (11)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (7); Reverse, paragraphs (11) and (14)
	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Face, paragraph (2)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (7)
	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (15)
3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (9)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
2(b)	Statement that Siemens AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission	Face, paragraph (10)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)(1)	Form of Deposit Agreement. Deposit Agreement among Siemens AG, JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 333-13208 and is incorporated herein by reference.
(a)(2)	Form of ADR. Filed herewith as Exhibit (a)(2)
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.    UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 17, 2005.

By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ JOSEPH M. LEINHAUSER
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Siemens AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on March 17, 2005.

SIEMENS AG

By:	/s/ DR. KLAUS KLEINFELD
Name:	Dr. Klaus Kleinfeld
Title:	President, Chief Executive Officer and Chairman of the Managing Board
By:	/s/ HEINZ-JOACHIM NEUBÜRGER
Name:	Heinz-Joachim Neubürger
Title:	Chief Financial Officer and Member of the Corporate Executive Committee of the Managing Board

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of March 17, 2005.

Name	Title

/s/ DR. KLAUS KLEINFELD Dr. Klaus Kleinfeld	President, Chief Executive Officer and Chairman of the Managing Board
/s/ HEINZ-JOACHIM NEUBÜRGER Heinz-Joachim Neubürger	Chief Financial Officer and Member of the Corporate Executive Committee of the Managing Board
/s/ JOHANNES FELDMAYER Johannes Feldmayer	Member of the Corporate Executive Committee of the Managing Board
/s/ THOMAS GANSWINDT Thomas Ganswindt	Member of the Corporate Executive Committee of the Managing Board
/s/ PROF. DR. EDWARD G. KRUBASIK Prof. Dr. Edward G. Krubasik	Member of the Corporate Executive Committee of the Managing Board

/s/ RUDI LAMPRECHT Rudi Lamprecht	Member of the Corporate Executive Committee of the Managing Board
/s/ DR. JÜRGEN RADOMSKI Dr. Jürgen Radomski	Member of the Corporate Executive Committee of the Managing Board
/s/ DR. URIEL J. SHAREF Dr. Uriel J. Sharef	Member of the Corporate Executive Committee of the Managing Board
/s/ PROF. DR.-ING. KLAUS WUCHERER Prof. Dr.-Ing. Klaus Wucherer	Member of the Corporate Executive Committee of the Managing Board
Prof. Dr. Erich R. Reinhardt	Member of the Managing Board
Prof. Dr. Claus Weyrich	Member of the Managing Board
/s/ E. ROBERT LUPONE E. Robert Lupone	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of ADR
(d)	Opinion of Counsel
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES
INDEX TO EXHIBITS